ALPS VARIABLE INVESTMENT TRUST

DISTRIBUTION PLAN - CLASS II SHARES

This Distribution Plan (the “Distribution Plan”) is the plan of ALPS Variable Investment Trust (the “Trust”), a statutory trust organized and existing under the laws of the state of Delaware, on behalf of the portfolios set forth in Exhibit A attached hereto, as may be amended from time to time (each a “Portfolio” and collectively, the “Portfolios”).

1.  This Distribution Plan, when effective in accordance with its terms, shall be the written plan contemplated by Securities and Exchange Commission Rule 12b-1 under the Investment Company Act of 1940 (the “1940 Act”) of the Class II (each, a “Class” and collectively, the “Classes”) of the Portfolios, for shares of beneficial interest of the Portfolios.

2.  The Trust has entered into a Distribution Agreement on behalf of the Portfolios with ALPS Portfolio Solutions Distributor, Inc. (the “Distributor”) under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers of each Portfolio’s shares.  Such efforts may include, but are neither required to include nor are limited to, the following:

(1)	formulation and implementation of marketing and promotional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising;
(2)	preparation, printing and distribution of sales literature;
(3)	preparation, printing and distribution of prospectuses of each Portfolio and reports to recipients other than existing shareholders of each Portfolio;
(4)	obtaining such information, analyses and reports with respect to marketing and promotional activities as the Distributor may from time to time, deem advisable;
(5)	making payments to securities dealers and others engaged in the sales of each Portfolio’s shares: and
(6)	providing training, marketing and support to such dealers and others with respect to the sale of each Portfolio’s shares.

3.  In consideration for the services provided and the expenses incurred by the Distributor pursuant to the Distribution Agreement, each Portfolio shall pay to the Distributor a fee at the annual rate of up to (and including) 0.25% of each Portfolio’s average daily net assets of the Class throughout the month, or such lesser amount as may be established from time to time by the Trustees of the Trust by resolution, as specified in this paragraph.  Such fee shall be computed daily and paid monthly.  The determination of daily net assets for each Portfolio shall be made at the close of business each day throughout the month and computed in the manner specified in each Portfolio’s then current Prospectus for the determination of the net asset value of the shares of each Portfolio.  The Distributor may use all or any portion of the fee received pursuant to the Distribution Plan to compensate securities dealers, insurance companies, or other persons who have engaged in the sale of shares of the Portfolios pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraph 2 hereof.

4.  This Distribution Plan also recognizes that ALPS Advisors, Inc. (the “Adviser”) may use its management fee revenues, as well as its past profits or its resources from any other source, to pay for expenses incurred in connection with providing services intended to result in the sale of shares and/or shareholder support services.

5.  This Distribution Plan became effective with respect to the Class of a Portfolio having been approved (1) by a vote of majority of the Trustees of the Trust, including a majority of Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Distribution Plan or in any agreement related to the Distribution Plan (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on this Distribution Plan; and (2) by a vote of a majority of the outstanding voting securities (as such term is defined in Section 2(a)(42) of the 1940 Act) of each Portfolio.

 6.  While the Plan is in effect, the Board of Trustees will comply with the fund governance standards that are prerequisites to the use of Rule 12b-1 under Rule 0-1(a)(7) of the Act, as in effect from time to time, and of any successor provision or provisions thereto.

7.  This Distribution Plan shall, unless terminated as hereinafter provided, remain in effect until April 5, 2008, and from year to year thereafter; provided, however, that such continuance is subject to approval annually by a vote of a majority of the Trustees of the Trust, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Distribution Plan.

8.  This Distribution Plan may be amended with respect to the Portfolio, at any time by the Board of Trustees, provided that (a) any amendment to increase materially the maximum fee provided for in paragraph 3 hereof, must be approved by a vote of a majority of the outstanding voting securities (as such term is defined in Section 2(a)(42) of the 1940 Act) of the Portfolio, and (b) any material amendment of this Distribution Plan must be approved in the manner provided in paragraph 5(1) above and otherwise to the extent required by law.

9.  This Distribution Plan may be terminated with respect to any Portfolio, at any time, without the payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities (as such term is defined in Section 2(a)(42) of the 1940 Act) of the Portfolio.

10.  During the existence of this Distribution Plan, the Trust shall require the Distributor to provide to the Trust, for review by the Trust’s Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity primarily intended to result in the sale of the shares (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.

11.  This Distribution Plan does not require the Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of shares of any Portfolio.

12.  In the event that Rule 2830 of the Financial Industry Regulatory Authority (“FINRA”) Conduct Rules precludes the Portfolio (or any FINRA member) from imposing a sales charge (as defined in that Rule) or any portion thereof, then the Distributor shall not make payments hereunder from the date that the applicable Portfolio discontinues or is required to discontinue imposition of some or all of its sales charges.  If the applicable Portfolio resumes imposition of some or all of its sales charge, the Distributor will receive payments hereunder.

13.  Consistent with the limitation of shareholder and Trustee liability as set forth in the Trust’s Declaration of Trust, any obligations assumed by the Trust, any Portfolio or shareholders thereof pursuant to this Plan and any agreements related to this Plan shall be limited in all cases to the proportionate ownership of shares of such Portfolio and its assets, and shall not constitute obligations of any shareholder of any other portfolios of the Trust or of any Trustee.

14.  If any provision of the Distribution Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Distribution Plan shall not be affected thereby.

Exhibit A

PORTFOLIOS / CLASSES

Morningstar Conservative ETF Asset Allocation Portfolio (Class II)
Morningstar Income and Growth ETF Asset Allocation Portfolio (Class II)
Morningstar Balanced ETF Asset Allocation Portfolio (Class II)
Morningstar Growth ETF Asset Allocation Portfolio (Class II)
Morningstar Aggressive ETF Growth Asset Allocation Portfolio (Class II)